SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of October, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A
A publicly held company
CNPJ/MF 60.643.228/0001-21
NIRE 35.300.022.807

CALL NOTICE
FOR AN
EXTRAORDINARY GENERAL MEETING

The shareholders of VOTORANTIM CELULOSE E PAPEL S.A. (the “Company”) are invited by means of this first call to an Extraordinary General Meeting to be held at the Company’s headquarters at Alameda Santos, n° 1357/8th floor, in the city of São Paulo, at 2:00 p.m. on November 5, 2009, to deliberate the following agenda:

(i)           elect new members of the Company’s Board of Directors;

(ii)          remove a member of the Company’s Fiscal Council and replace that member with a new member, as mandated;

(iii)         amend the By-laws in order to make them suitable to the listing requirements of the Novo Mercado segment of BM&FBovespa;

(iv)         change the name of the Company; and

(v)          authorize management to take all the actions necessary to change the Company’s listing status on BM&FBovespa to join the Novo Mercado segment.

As of today the draft By-laws may be accessed by interested shareholders at the Company’s headquarters and on the Company’s website at www.vcp.com.br.

In accordance with the provisions of CVM Instruction 165 of December 11, 1991, as amended by CVM Instruction 282 of June 26, 1998, ownership of a minimum of 5% of the Company’s voting stock is required for a request for the adoption of cumulative voting.

Proof of share ownership in book-entry form issued by appropriate custodians will be required for admittance to the Meeting.  Shareholders’ proxies may attend the Meeting to the extent that they have been appointed within one year of the Meeting, and their respective powers of attorney and instruments of representation must be delivered to the Company’s headquarters by no later than three business days prior to the date of the Meeting, per section 26, paragraph 4, of the Company’s By-laws.

São Paulo, October 21, 2009.

José Luciano Penido
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: October 20, 2009	By:	/s/ Marcos Grodetzky
Name: Marcos Grodetzky
Title: Chief Financial Officer and Investor Relations Officer